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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-84458, 333-84458-01, 333-84458-02

Distribution Financial Services Floorplan Master Trust and CDF Financing, L.L.C.
(Exact name of registrant as specified in its charter)

5595 Trillium Boulevard, Hoffman Estates, Illinois 60192, (847) 747-7557
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

See the attached Schedule A
  (Title of each class of securities covered by this Form)

None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See attached Schedule B

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2005                  By:  /s/  Timothy Yanoti

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE A

Title of each class of securities covered by the Attached Form 15

Series of Securities	Class
Distribution Financial Services Floorplan Master Trust Series 2003-2	A
Distribution Financial Services Floorplan Master Trust Series 2003-2	B
Distribution Financial Services Floorplan Master Trust Series 2003-2	C
Distribution Financial Services Floorplan Master Trust Series 2003-1	A
Distribution Financial Services Floorplan Master Trust Series 2003-1	B
Distribution Financial Services Floorplan Master Trust Series 2003-1	C

SCHEDULE B

APPROXIMATE NUMBER OF HOLDERS OF RECORD AS OF THE DATE OF THE
             ATTACHED FORM 15 (BY SERIES AND CLASS):

Series of Securities	Class	Number of Holders of Record
Distribution Financial Services Floorplan Master Trust Series 2003-2	A	27
Distribution Financial Services Floorplan Master Trust Series 2003-2	B	4
Distribution Financial Services Floorplan Master Trust Series 2003-2	C	3
Distribution Financial Services Floorplan Master Trust Series 2003-1	A	31
Distribution Financial Services Floorplan Master Trust Series 2003-1	B	4
Distribution Financial Services Floorplan Master Trust Series 2003-1	C	3